ORCA CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows used by operating activities

Net loss	$	(339,853)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		9,561
Change in accounts receivable		36,906
Change in prepaid expenses		29,224
Change in deposits		(153)
Change in accounts payable		(16,651)
Change in deferred revenue		(40,000)
Change in accrued liabilities		(1,195)
Net cash used in operating activities		(322,161)
Cash flows used by financing activities		
Member contributions		107,000
Net cash provided by financing activities		107,000
Net change in cash and cash equivalents balance		(215,161)
Beginning cash and cash equivalents balance		248,294
Ending cash and cash equivalents balance	$	33,133

See accompanying notes.